--------------------------------------------------------------------------------



                                     FORM 6K



                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                               Washington DC 20549





                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of December 2002



                            CLONDALKIN INDUSTRIES PLC

                 (Translation of Registrant's Name Into English)



                                 Monastery Road,

                                   Clondalkin

                                    Dublin 22

                                     Ireland

                    (Address of Principal Executive Offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)



Form 20-F X                                          Form 40-F

         ---                                                  ---



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)



Yes                                                         No X

    ---                                                       ---



(If "Yes" is marked indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-     )

                  CLONDALKIN INDUSTRIES PLC



                  QUARTERLY REPORT



                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

CLONDALKIN INDUSTRIES PLC



QUARTERLY REPORT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002





TABLE OF CONTENTS



PART I - FINANCIAL INFORMATION




Introduction                                                                                         2



Financial Statements



        Consolidated Profit and Loss Accounts (Unaudited) for the three months and nine

        months ended September 30, 2002 and September 30, 2001 respectively                          3



        Consolidated Balance Sheets (Unaudited) at September 30, 2002 and December 31,

        2001 respectively                                                                            4



        Consolidated Cash Flow Statements (Unaudited) for the nine months ended

        September 30, 2002 and September 30, 2001 respectively                                       5



        Statement of Changes in Shareholders' Equity (Unaudited)                                     6



        Notes to the Consolidated Financial Statements (Unaudited)                                   7





Operating and Financial Review                                                                       8





Quantitative and Qualitative Disclosures of Market Risk                                             16





PART II - OTHER INFORMATION



Legal Proceedings                                                                                   16



Changes in Securities and Use of Proceeds                                                           16



Defaults upon Senior Securities                                                                     16


CLONDALKIN INDUSTRIES PLC



INTRODUCTION



Quarterly Report



    The accompanying condensed consolidated financial statements have been prepared to show the results and financial condition of Clondalkin Industries

PLC ("the Company") and its subsidiaries (collectively referred to as "the

Group") for the three months and nine months ended September 30, 2002 compared to the three months and nine months ended September 30, 2001 and to show the financial condition of the Group as at September 30, 2002 compared to December

31, 2001.



    The Company was incorporated on July 22, 1999 and its wholly owned subsidiary, Edgemead Limited, acquired Clondalkin Group Limited on November 9,

1999.



Forward-Looking Statements



    The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward-looking statements". By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

CLONDALKIN INDUSTRIES PLC



PART I - FINANCIAL INFORMATION



CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)







                                        Three months      Three months          Nine months      Nine months

                                               ended             ended                ended            ended

                                       September 30,     September 30,            September        September

                                                2002              2001             30, 2002         30, 2001

                                       ----------------------------------------------------------------------

                                             (euro) thousands                      (euro) thousands




Sales                                       180,708            181,189              532,061           526,108



Cost of sales                               142,759            146,541              422,891           429,817

                                       -------------------------------      ---------------------------------



Gross profit                                 37,949             34,648              109,170            96,291



Net operating costs                          19,088             19,441               55,378            55,072

                                       -------------------------------      ---------------------------------



Operating profit                             18,861             15,207               53,792            41,219



Goodwill amortization                         3,587              3,504               10,610            10,140

                                       -------------------------------      ---------------------------------



Profit before interest                       15,274             11,703               43,182            31,079



Net interest expense                         11,496             12,424               34,806            36,512

                                       -------------------------------      ---------------------------------



Profit / (loss) before taxation               3,778               (721)               8,376            (5,433)



Taxation charge                               2,482                595                6,903             1,601

                                       -------------------------------      ---------------------------------



Profit / (loss) retained                      1,296             (1,316)               1,473            (7,034)

                                       ===============================      =================================






The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC



CONSOLIDATED BALANCE SHEETS (UNAUDITED)



                                                                           As at                        As at

                                                                  September  30,                 December 31,

                                                                            2002                         2001

                                                                ----------------------------------------------

                                                                                 (euro) thousands


Fixed assets

Intangible assets                                                        239,147                      255,722

Tangible assets                                                          187,988                      203,154

Financial assets                                                           1,888                        1,888

                                                                ----------------------------------------------

                                                                         429,023                      460,764

                                                                ----------------------------------------------

Current assets

Assets held for disposal                                                       -                        6,350

Stocks                                                                    74,789                       72,553

Debtors                                                                  112,755                      104,633

Bank and cash balances                                                    24,121                       46,486

                                                                ----------------------------------------------

                                                                         211,665                      230,022

Current liabilities

Creditors (amounts falling due within one year)                          153,647                      160,577

                                                                ----------------------------------------------



Net current assets                                                        58,018                       69,445

                                                                ----------------------------------------------



Total assets less current liabilities                                    487,041                      530,209

                                                                ==============================================



Creditors (amounts falling due after more than one year)                 490,195                      534,831

Provision for liabilities and charges - deferred taxation                 11,569                       11,867

                                                                ----------------------------------------------

                                                                         501,764                      546,698

                                                                ----------------------------------------------



Capital and reserves

Called up share capital                                                       38                           38

Other reserves - currency translation reserves                               694                          401

Profit and loss account                                                  (15,455)                     (16,928)

                                                                ----------------------------------------------

Shareholders' funds                                                      (14,723)                     (16,489)

                                                                ----------------------------------------------



                                                                         487,041                      530,209

                                                                ==============================================




The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC



CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)







                                                               Nine months ended            Nine months ended

                                                              September 30, 2002           September 30, 2001

                                                              ------------------------------------------------

                                                                             (euro) thousands


Cash flow from operating activities

Operating profit                                                          53,792                       41,219

Depreciation                                                              17,542                       17,810

Profit on disposal of tangible fixed assets                                 (633)                        (787)

Increase in working capital                                              (15,385)                     (20,520)

                                                              ------------------------------------------------

                                                                          55,316                       37,722

                                                              ------------------------------------------------

Returns on investment and servicing of finance

Net interest paid                                                        (26,078)                     (29,668)

                                                              ------------------------------------------------



Taxation (paid) / recovered                                               (4,396)                         689

                                                              ------------------------------------------------



Net cash outflow from capital expenditure and

financial investment

Purchase of tangible fixed assets                                        (10,176)                     (15,125)

Sale of tangible fixed assets and assets held for disposal                 7,181                        1,083

Acquisitions including deferred consideration                               (143)                     (48,074)

                                                              ------------------------------------------------

                                                                          (3,138)                     (62,116)

                                                              ------------------------------------------------



Cash inflow / (outflow) before financing                                  21,704                      (53,373)

                                                              ------------------------------------------------

Net cash (outflow) / inflow from financing

Increase in loans due within one year                                      1,088                        3,408

(Decrease) / increase in loans due after more than one year              (43,467)                         935

Payment of fees related to 2001 acquisition financing                          -                         (562)

Payment of fees related to 2000 issue of senior notes                          -                         (900)

Loan from parent company                                                       -                       20,000

                                                              ------------------------------------------------

                                                                         (42,379)                      22,881

                                                              ------------------------------------------------



Decrease in cash                                                         (20,675)                     (30,492)

                                                              ================================================




The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC



STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)



                                                                Foreign

                                       Called up               Currency             Profit            Total

                                           Share            Translation           And Loss      Shareholders'

                                         Capital                Reserve            Account              Funds

                                -----------------------------------------------------------------------------

                                                               (euro) thousands


At December 31, 2001                          38                    401            (16,928)           (16,489)

Profit for period                              -                      -              1,473              1,473

Currency translation                           -                    293                  -                293

                                -----------------------------------------------------------------------------



At September 30, 2002                         38                    694            (15,455)           (14,723)

                                ==============================================================================






The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



1. Basis of preparation



         The accompanying unaudited consolidated financial statements have been prepared in accordance with Irish GAAP and, in the opinion of management,

   include all adjustments necessary for the fair presentation of results for the interim periods. The unaudited consolidated profit and loss accounts for the three months and nine months ended September 30, 2002 and September 30,

   2001 and the unaudited consolidated cash flow statements for the nine months ended September 30, 2002 and September 30, 2001 show the results of

   Clondalkin Industries PLC and its subsidiaries for the periods ended on these dates. The unaudited balance sheets and statement of changes in shareholders'

   equity show the financial position at September 30, 2002 compared to the financial position at December 31, 2001 of Clondalkin Industries PLC and its

   subsidiaries.



2. Borrowings





                                                                     As at                   As at

                                                            September 30, 2002       December 31, 2001

                                                          ------------------------------------------------

                                                                            (euro) thousands


   Short term borrowings

   Bank loans due within one year                                 22,850                   22,980

                                                          ================================================

   Long term borrowings

   Bank and other loans                                          196,976                  253,970

   Senior notes 10.625% interest coupon                          125,000                  125,000

   Shareholders' loans                                           134,333                  134,333

   Interest roll-up on shareholders' loans                        38,403                   26,506

                                                          ------------------------------------------------



                                                                 494,712                  539,809

   Deferred issue costs                                           (4,517)                  (4,978)

                                                          ------------------------------------------------



                                                                 490,195                  534,831

                                                          ================================================






3. Segmental analysis



                                                        Three months ended               Nine months ended

                                                           September 30,                    September 30,

                                                       2002           2001           2002            2001

                                                  -------------------------------------------------------------

                                                                         (euro) thousands




   Analysis of sales by activity

   Flexible packaging                                121,063         119,590         356,491        347,834

   Specialist packaging                               59,645          61,599         175,570        178,274

                                                  -------------------------------------------------------------



                                                     180,708         181,189         532,061        526,108

                                                  =============================================================

   Analysis of operating profit by activity

   Flexible packaging                                 14,828          12,110          41,628         31,805

   Specialist packaging                                4,033           3,097          12,164          9,414

                                                  -------------------------------------------------------------



                                                      18,861          15,207          53,792         41,219

                                                  =============================================================


CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



    The following discussion relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the interim periods ended September 30, 2002 compared to the results for the interim periods ended September 30, 2001.



Overview



    The operating profit of (euro)18.9 million in the quarter ended September

30, 2002, equivalent to an EBiTDA result of (euro)24.5 million, and up 24.0% on the prior year quarter, continues the strong EBiTDA quarter to quarter development momentum. The operating profit of (euro)53.8 million in the nine months ended September 30, 2002, equivalent to an EBiTDA result of (euro)71.3 million is up 30.5% on the prior year.



    In the nine months ended September 30, 2002 we repaid bank borrowings of

(euro)42.4 million, including (euro)23.1 million of voluntary early repayments.

Since September 30, 2002, we have made an additional voluntary early repayment of (euro)5 million.



RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001



Sales



Flexible Packaging



    Flexible packaging sales increased by (euro)1.5 million, from (euro)119.6 million in the three months ended September 30, 2001 to (euro)121.1 million in the three months ended September 30, 2002.



     o   The increase is due to increased volumes achieved in our businesses.

     o   The volume increases were offset by foreign currency translation effects, due to the depreciation of the U.S. dollar and sterling against the euro at September 30, 2002 compared to the corresponding exchange rates at September 30, 2001, which caused reported sales to decrease by (euro)1.6 million; and

     o   The cost of resin raw materials used in our resin converting businesses were higher, and the cost of foil materials converted in our coatings and laminate businesses were lower, during the three months ended

         September 30, 2002 compared to the three months ended September 30,

         2001.



    We observed good business gains in our flexible packaging operations with increased activity, reflecting increased capacity and successful product and customer developments. The operating profit reported by the flexible packaging businesses increased by 22.4%, from (euro)12.1 million in the three months ended

September 30, 2001 to (euro)14.8 million in the three months ended September 30,

2002, equivalent to an increase of (euro)2.7 million.



Specialist Packaging



    Specialist packaging sales decreased by (euro)2.0 million from (euro)61.6 million in the three months ended September 30, 2001 to (euro)59.6 million in the three months ended September 30, 2002.



     o   The decrease is due mainly to foreign currency translation effects. The depreciation of the U.S. dollar and sterling against the euro at

         September 30, 2002 compared to the corresponding exchange rates at

         September 30, 2001 caused reported sales to decrease by (euro)1.7 million; and

     o   Reduced selling prices caused by lower raw material prices in the three months ended September 30, 2002 compared to the corresponding three months in 2001 also caused sales to decrease. These decreases were partly offset by increased business volumes, achieved mainly in our folding cartons and labels businesses. The net effect of these price and volume movements caused sales to decrease by (euro)0.3 million.



    Continuing the trend observed in the first two quarters of 2002, the strongest advances compared to the prior year were recorded in our folding cartons businesses due to new business gains. The printing operations also recorded an improvement compared to the prior year.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Specialist Packaging continued



    Operating profit reported by the specialist packaging businesses increased by 30.2%, from (euro)3.1 million in the three months ended September 30, 2001 to

(euro)4.0 million in the three months ended September 30, 2002, equivalent to an increase of (euro)0.9 million.



Cost of Sales



    Cost of sales includes the cost of raw materials we use in our production processes, the cost of goods we purchase for resale, labor costs associated with production, depreciation and other production costs, such as energy costs. It does not include the costs we incur in distributing our products.



    Our cost of sales decreased by (euro)3.8 million or by 2.6% to (euro)142.8 million, representing 79.0% of sales for the third quarter of 2002, compared to

(euro)146.5 million, equivalent to 80.9% of sales in the third quarter of 2001.

The decrease is attributable to:



     o   The depreciation of the U.S. dollar and sterling against the euro at

         September 30, 2002 compared to the corresponding exchange rates at

         September 30, 2001 caused reported cost of sales to decrease by

         (euro)2.5 million; and

     o   The remaining cost of sales reduction of (euro)1.3 million, reflects lower raw material costs and improving gross margins achieved on the improving mix of higher value added products earning higher sales gross margins.



    The plastic resins and the paper and paperboard raw material inputs we convert in our businesses increased in cost throughout the three months ended

September 30, 2002 and were higher at September 30, 2002 than the prevailing costs at September 30, 2001. The coatings and laminate foil materials decreased in cost in the three months ended September, 2002 and ended the period at

September 30, 2002 lower than the corresponding cost at September 30, 2001.



Flexible Packaging



    Our flexible packaging cost of sales decreased from (euro)97.9 million,

equivalent to 81.9% of sales in the third quarter of 2001, to (euro)96.5 million, or 79.7% of sales in the third quarter of 2002. Gross profit increased in the quarter ended September 30, 2002 by (euro)2.8 million or by 13.1%, to

(euro)24.5 million, compared to (euro)21.7 million for the quarter ended

September 30, 2001. All of this increase came from existing operations. There were no acquisition effects in the quarter ended September 30, 2002.



Specialist Packaging



    Our specialist packaging cost of sales decreased from (euro)48.6 million,

equivalent to 79.0% of sales in the third quarter of 2001, to (euro)46.2 million, equivalent to 77.5% of sales in the third quarter of 2002. Gross profit increased in the quarter ended September 30, 2002 by (euro)0.5 million or by

3.6%, to (euro)13.4 million, compared to (euro)13.0 million for the quarter ended September 30, 2001. There were no acquisition effects in the quarter ended

September 30, 2002.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Net Operating Costs



    The following table provides a breakdown of our net operating costs in the three months ended September 30, 2002 compared to the three months ended

September 30, 2001.



                                                      Three months ended             Three months ended

                                                      September 30, 2002             September 30, 2001

                                                   ---------------------------   --------------------------



                                                       (euro)          % of         (euro)         % of

                                                     thousands         sales        thousands      sales

                                                   --------------------------------------------------------




Distribution costs                                      8,996           5.0           9,229         5.1

Administrative expenses                                10,131           5.6          10,278         5.7

Profit on disposal of assets                              (39)            -             (66)          -

Net operating costs                                 -------------  ------------  -------------  -----------

                                                       19,088          10.6          19,441        10.7

                                                    =============  ============  =============  ===========




    Net operating costs decreased by (euro)0.4 million from 10.7% of sales in three months ended September 30, 2001 to 10.6% of sales in the three months ended September 30, 2002. The decrease is primarily attributable to:



     o   The depreciation of the U.S. dollar and sterling against the euro at

         September 30, 2002 compared to the corresponding exchange rates at

         September 30, 2001 caused reported operating costs to decrease by

         (euro)0.5 million; and



     o   This decrease is partly offset by cost increases in the quarter ended

         September 30, 2002 compared to the prior year quarter.



Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)



    The net effect of the above revenue and cost developments caused operating profits to increase by (euro)3.7 million, equivalent to an increase of 24.0% to

(euro)18.9 million in the three months ended September 30, 2002, compared to

(euro)15.2 million in the three months ended September 30, 2001.



    EBiTDA in the quarter ended September 30, 2002 was (euro)24.5 million, an increase of (euro)3.3 million, equivalent to an increase of 15.6%, compared to the prior year corresponding period EBiTDA of (euro)21.2 million.



Goodwill Amortization



    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition of Clondalkin Group Limited in November 1999 and (euro)31.2 million on the acquisition of the EPH companies in April 2001. Subject to impairment reviews, goodwill is amortized over 20 years. The charge in the three months ended September 30, 2002 was (euro)3.6 million compared to (euro)3.5 million in the three months ended September 30, 2001.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Net Interest Expense



    The net interest expense decreased from (euro)12.4 million for the quarter ended September 30, 2001 to (euro)11.1 million for the quarter ended September

30, 2002. The following table shows the composition of our net interest expense in the quarter ended September 30, 2002 compared to the prior year corresponding quarter:



   Net Interest Expense                                          Three months ended September 30,

                                                              ----------------------------------------

                                                                     2002                 2001

                                                              ----------------------------------------

                                                                          ( (euro) thousands )




   Bank and other loans - net interest                               3,984                5,227

   Senior notes 10.625% interest coupon                              3,348                3,348

                                                              ----------------------------------------

   Cash interest payable                                             7,332                8,575

                                                              ----------------------------------------



   Subordinated shareholders' loans 10% interest coupon              4,008                3,658

   Debt issue cost amortization                                        156                  191

                                                              ----------------------------------------

   Non cash interest payable                                         4,164                3,849

                                                              ----------------------------------------

   Net interest payable                                             11,496               12,424

                                                              ========================================




    The net cash interest payable, decreased by (euro)1.2 million to (euro)7.3 million for the quarter ended September 30, 2002 compared to (euro)8.6 million for the prior year corresponding period. The decrease in the cash payable interest charge is mainly due to lower interest rates and also reflects borrowing repayments. We repaid borrowings of (euro)42.4 million in the nine months ended September 30, 2002.



    The interest charge payable on the senior notes did not change as between the quarter ended September 30, 2002 and September 30, 2001 as the loan amount of (euro)125 million and interest coupon of 10.625% are both fixed for the borrowing period.



    The EBiTDA times cash interest cover in the quarter ended September 30, 2002 was 3.34 times compared to 2.47 times in the corresponding prior year quarter ended September 30, 2001.



    The increase in non cash payable interest of (euro)0.4 million on the subordinated shareholders' loans is due to the roll-up effects of adding 1999,

2000 and 2001 non cash interest payable accrued on shareholders' loan at

December 31, 2001.



Taxation



    The provision for corporation taxes in the three months ended September 30,

2002 of (euro)2.5 million approximates an effective tax rate of 34% after excluding the effect of goodwill amortization and other charges which are not tax deductible. In the three months ended September 30, 2001 we reported a taxation charge of (euro)0.6 million and this approximated an effective tax rate of 21%. The low tax rate in the prior year quarter compensated higher tax provision rates used in the first two quarters of 2001 and resulted in a cumulative tax provision rate for the nine months ended September 30, 2001 of

34%.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001



Sales



Flexible Packaging



    Flexible packaging sales increased by (euro)8.7 million, or by 2.5%, from

(euro)347.8 million in the nine months ended September 30, 2001 compared to sales of (euro)356.5 million in the nine months ended September 30, 2002. The increase is primarily attributable to:



     o   The acquisition of the EPH flexible packaging businesses in April 2001 contributed an extra(euro)13.6 million to sales in the nine months ended September 30, 2002; and

     o   Increases in activity and increased value added also contributed to increased sales.

     o   These increases were offset by the depreciation of the U.S. dollar and sterling against the euro at September 30, 2002 compared to the corresponding exchange rates at September 30, 2001 and caused reported sales to decrease by (euro)4.5 million; and

     o   Lower selling prices in the nine months caused by lower average raw material costs for the nine months ended September 30, 2002 compared to the average costs in the corresponding nine months ended September 30,

         2001 caused sales to decrease. The price decrease effects and volume increase effects caused sales to decrease by (euro)0.4 million.



    We observed increased activity in our flexible packaging operations, with the biggest increases reported in our foils and laminating businesses,

reflecting increased capacity as well as successful product and customer developments.



    Operating profit reported by the flexible packaging businesses increased by

30.9%, from (euro)31.8 million in the nine months ended September 30, 2001 to

(euro)41.6 million in the nine months ended September 30, 2002, equivalent to an increase of (euro)9.8 million. The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was (euro)1.7 million.



Specialist Packaging



    Specialist packaging sales decreased by (euro)2.7 million or by 1.5% from

(euro)178.3 million in the nine months ended September 30, 2001 to (euro)175.6 million in the nine months ended September 30, 2001. The decrease is primarily attributable to:



     o   The depreciation of the U.S. dollar and sterling against the euro at

         September 30, 2002 compared to the corresponding exchange rates at

         September 30, 2001 caused reported sales to decrease by (euro)5.0 million; and

     o   Reported sales also declined due to lower selling prices caused by lower raw material prices in the nine months ended September 30, 2002 compared to the corresponding nine months in 2001. These decreases were partly compensated by volume increases achieved in our folding cartons businesses. The net effect of the price and volume effects caused sales to decrease by (euro)3.6 million.

     o   These decreases were partly offset by the acquisition of the EPH specialist packaging businesses in April 2001, which contributed an extra (euro)5.9 million to sales in the nine months ended September 30,

         2002.



    The strongest advances compared to the prior year were recorded in our folding cartons businesses due primarily to new business gains. The printing operations also recorded improved results.



    The operating profit reported by the specialist packaging businesses increased by 29.2%, from (euro)9.4 million in the nine months ended September

30, 2001 to (euro)12.2 million in the nine months ended September 30, 2002,

equivalent to an increase of (euro)2.7 million. The EPH businesses acquisition effect, including the additional three months consolidated in 2002 was (euro)0.4 million.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Cost of Sales



    Our cost of sales decreased by (euro)6.9 million, or by 1.6%, to (euro)422.9 million which represents 79.5% of sales for the first nine months of 2002 compared to (euro)429.8 million representing 81.7% of sales in the first nine months of 2001. The decrease in cost of sales is primarily attributable to:



     o   The depreciation of the U.S. dollar and sterling against the euro at

         September 30, 2002 compared to the corresponding exchange rates at

         September 30, 2001 caused reported cost of sales to decrease by

         (euro)7.3 million; and

     o   Lower raw material costs obtaining in the nine months ended September

         30, 2002 compared to the corresponding nine months in 2002, in plastic resins and foil and laminate materials also caused reported cost of sales to decrease.

     o   These decreases were offset by increases due to the acquisition of the

         EPH companies in April 2001 that resulted in an additional (euro)15.7 million in cost of sales in the nine months ended September 30, 2002;

         and

     o   Increased activity in our businesses, mainly in our folding carton and our coating and laminating and resin converting businesses reflecting additional production throughput.



    Whereas, most of the primary raw materials we convert, except for the coating and laminate foil based materials, showed steady cost increases for most of the nine months of 2002, the average raw material costs were lower in the first nine months of 2002 than the first nine months of 2001. At September 30,

2002, plastic resins, paper and paperboard materials were at a higher cost level than at September 2001. The foil materials used in our coating and laminating businesses were lower at September 30, 2002 than the costs at September 30,

2001.



Flexible Packaging



    Our flexible packaging cost of sales decreased from (euro)286.9 million,

equivalent to 82.5% of sales, in the first nine months of 2001, to (euro)284.8 million, or 79.9% of sales, in the first nine months of 2002. The increase in gross profit as a percentage of sales, up from 17.5% of sales to 20.1% of sales reflects many factors, mainly cost efficiency gains and improved value added content in our mix of products.



    Gross profit increased in the nine months ended September 30, 2002 by

(euro)10.8 million or by 17.7%, to (euro)71.7 million, compared to (euro)60.9 million for the nine months ended September 30, 2001.





Specialist Packaging



    Our specialist packaging cost of sales decreased from (euro)142.9 million,

equivalent to 80.2% of sales in 2001, to (euro)138.1 million, or 78.7% of sales in the first nine months of 2002. This represents an improvement in the gross profit margin from 19.8% of sales in the first nine months of 2001 to 21.3% of sales in the first nine months of 2002. The gross profit improvement is mainly due to cost efficiency gains and the higher value added content in our product mix.



    Gross profit increased in the nine months ended September 30, 2002 by

(euro)2.1 million or by 5.9%, to (euro)37.5 million, compared to (euro)35.4 million for the nine months ended September 30, 2001.

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Net Operating Costs



    The following table provides a breakdown of our net operating costs in the nine months ended September 30, 2002 compared to the nine months ended September

30, 2001.



                                                         Nine months ended            Nine months ended

                                                        September 30, 2002           September 30, 2001

                                                        (euro)         % of         (euro)         % of

                                                       thousands       sales       thousands       sales

                                                    -------------- ------------- -------------- -------------


Distribution costs                                     26,132           4.9         26,594           5.1

Administrative expenses                                29,879           5.6         29,265           5.6

Profit on disposal of assets                             (633)         (0.1)          (787)         (0.1)

                                                    -------------- ------------- -------------- -------------

Net operating costs                                    55,378          10.4         55,072          10.5

                                                    ============== ============= ============== =============




    Net operating costs increased by (euro)0.3 million from (euro)55.1 million,

equivalent to 10.5% of sales in 2001, to (euro)55.4 million, equivalent to 10.4%

of sales in 2002. The increase is primarily attributable to:



     o   The acquisition of the EPH companies in April 2001 contributed an additional(euro)1.6 million to net operating costs in 2002 compared to

         2001; and

     o   Profits realised on the disposal of tangible fixed assets reduced by

         (euro)0.2 million.

     o   These net cost increases were offset by the depreciation of the U.S.

         dollar and sterling against the euro at September 30, 2002 compared to the corresponding exchange rates at September 30, 2001 which caused reported operating costs to decrease by (euro)0.9 million; and

     o   By cost savings of (euro)0.6 million due to operating efficiency gains.



Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)



    The net effect of the above revenue and cost developments caused operating profits to increase by (euro)12.6 million, or by 30.5%, to (euro)53.8 million in the nine months ended September 30, 2002 compared to (euro)41.2 million in the three months ended September 30, 2001.



    EBiTDA in the nine months ended September 30, 2002 was (euro)71.3 million,

an increase of (euro)12.3 million, equivalent to an increase of 20.8%, compared to the prior year corresponding period EBiTDA of (euro)59.0 million.



Goodwill Amortization



    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition of Clondalkin Group Limited in November 1999 and (euro)31.2 million on the acquisition of the EPH companies in April 2001. Subject to impairment reviews, goodwill is amortized over 20 years. The charge in the nine months ended September 30, 2002 was (euro)10.6 million compared to (euro)10.1 million in the nine months ended September 30, 2001.



Net Interest Expense



    The net interest expense decreased from (euro)36.5 million for the nine months ended September 30, 2001 to (euro)34.8 million for the nine months ended

September 30, 2002. The table on the following page shows the composition of our net interest expense in the nine months ended September 30, 2002 compared to prior year corresponding nine months:

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Net Interest Expense continued



    Net Interest Expense                                          Nine months ended September 30,

                                                              ----------------------------------------

                                                                     2002                 2001

                                                              ----------------------------------------

                                                                          ( (euro) thousands )




    Bank and other loans - net interest                             12,515              15,878

    Senior notes 10.625% interest coupon                             9,934               9,934

                                                              ----------------------------------------

    Cash interest payable                                           22,449              25,812

                                                              ----------------------------------------



    Subordinated shareholders' loans 10% interest coupon            11,897              10,325

    Debt issue cost amortization                                       460                 375

                                                              ----------------------------------------

    Non cash interest payable                                       12,357              10,700

                                                              ----------------------------------------

    Net interest payable                                            34,806              36,512

                                                              ========================================




    The net cash interest payable decreased by (euro)3.4 million to (euro)22.4 million for the nine months ended September 30, 2002, compared to (euro)25.8 million for the prior year corresponding period. The decrease in the cash interest payable charge is mainly due to lower interest rates and also reflects borrowing repayments.



    We repaid borrowings of approximately (euro)52.5 million in the 12 months ended September 30, 2002, including (euro)23.1 million of voluntary early repayments, compared to (euro)29.3 million borrowing repayments in the 12 months ended September 30, 2001, including (euro)5 million of voluntary early repayments.



    The interest charge payable on the senior notes did not change as between the nine months ended September 30, 2001 and September 30, 2002 as the loan amount of (euro)125 million and interest coupon of 10.625% are both fixed for the borrowing period.



    The EBiTDA times cash interest cover in the nine months ended September 30,

2002 was 3.18 times compared to 2.29 times for the nine months ended September

30, 2001.



    The (euro)1.6 million increase in non cash payable interest on the subordinated shareholders' loans is due to the roll-up effects of adding 1999,

2000 and 2001 non cash interest payable accrued on shareholders' loan at

December 31, 2001. This roll-up effect caused the interest charge to increase by

(euro)1.1 million. Also, the draw down of non cash payable 10% interest coupon parent company loans of (euro)20 million to part finance the EPH businesses acquired in April 2001, caused the interest expense to increase by (euro)0.5 million.



Taxation



    The provision for corporation taxes in the nine months ended September 30,

2002 of (euro)6.9 million approximates an effective tax rate of 36% after excluding the effect of goodwill amortization which is not tax deductible. In the nine months ended September 30, 2001 we reported a taxation charge of

(euro)1.6 million and this approximated an effective tax rate of 34% after excluding the effect of goodwill amortization.



Liquidity and Capital Resources



    Principal and interest payments under the senior credit bank facility and on the senior notes represent significant liquidity requirements for the Group.



    The main cash outflows in the period were as follows:



     o   The additional working capital requirements in the nine months ended

         September 30, 2002 were (euro)15.4 million. This increase reflects the higher seasonal requirements at September 2002 compared to December

         2001. On a last twelve months basis, working capital decreased by

         (euro)7.7 million;

CLONDALKIN INDUSTRIES PLC



OPERATING AND FINANCIAL REVIEW



Liquidity and Capital Resources continued



     o   Interest costs paid in the first nine months of 2002 were (euro)26.1 million compared to (euro)29.7 million in 2001. The decrease in payments is in line with the decrease in the cash interest charge to

         (euro)22.4 million from (euro)25.8 million. The payments in the nine months are higher than the charge for the period as the payments include 12 months of senior note interest payments, payable in January and July each year, whereas the interest charge includes nine months;

     o   In the first nine months of 2002 we paid (euro)4.3 million in corporation taxes under preliminary assessment payment rules. In the first nine months of 2001, we benefited from a refund of advance payments of corporation taxes that we had paid in 2000, leading to a net refund in the nine months ended September 30, 2001 of (euro)0.7 million; and

     o   Disbursements to fund investments in existing operations were

         (euro)10.2 million in the nine months ended September 30, 2002 compared to (euro)15.1 million expended in the corresponding prior year period.

         All of our operations are well invested.



    Gross indebtedness under the senior credit bank facilities and other loans decreased from (euro)277.0 million at December 31, 2001 to (euro)219.8 million at September 30, 2002. The decrease of (euro)57.2 million comprises loans repaid of (euro)42.4 million and currency translation effects of (euro)14.8 million due to the depreciation of the U.S. dollar and sterling against the euro at

September 30, 2002 compared to the exchange rates at December 31, 2001. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.



    Cash balances decreased from (euro)46.5 million at December 31, 2001 to

(euro)24.1 million at September 30, 2002, a decrease of (euro)22.4 million. Of this decrease, (euro)1.8 million represents currency translation effects. The remaining decrease of (euro)20.6 million represents cash balances we used, in addition to cash generated by our businesses, to repay debt. The debt repayments in the nine months ended September 30, 2002 were (euro)42.4 million, including

(euro)23.1 million of voluntary early repayments.



Quantitative and Qualitative disclosures of market risk



    There has been no material change in the Group's exposure to market risk since we issued the Annual Report for the year ended December 31, 2001.



PART II - OTHER INFORMATION



LEGAL PROCEEDINGS



    We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.



CHANGES IN SECURITIES AND USE OF PROCEEDS



    None.



DEFAULTS UPON SENIOR SECURITIES



    None.

SIGNATURES



Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned,

thereunto duly authorised.



CLONDALKIN INDUSTRIES PLC









By:    /s/ Colman O'Neill

       -----------------------------

Name:  Colman O'Neill

Title: Finance Director





Date: 6 December 2002